Exhibit 99.2
350 Legget Drive
Ottawa, Ontario, Canada
K2K 2W7
September 1, 2009
To the Shareholders of Mitel Networks Corporation
You are invited to attend the Annual Meeting of Shareholders of Mitel Networks Corporation to be held at The Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, Canada on Thursday, September 24, 2009 at 2:30 p.m. (Ottawa time).
The enclosed management proxy circular provides a further description of the proposed business of the Meeting to assist you in considering the matters to be voted upon. You are urged to review the management proxy circular carefully.
Your vote is important. Shareholders who are unable to attend the Meeting in person are encouraged to read the enclosed management proxy circular and then complete, date, sign and return a form of proxy unless your shares are registered in the name of an intermediary, in which case you should complete the form of proxy delivered to you by the intermediary. Non-registered shareholders should carefully follow the instructions of their intermediaries.
Thank you for your continued support of Mitel. We look forward to seeing you at the Meeting.
Sincerely,
Donald W. Smith
Chief Executive Officer